CHAIR’S ADDRESS TO SHAREHOLDERS 2026 ANNUAL GENERAL MEETING Good morning, ladies and gentlemen, fellow shareholders, members of the Board, our management team and global staff. My name is Phil Facchina, I am the Chairman of the Mesoblast Board of Directors, and it is my pleasure to welcome you to the 2026 Annual General Meeting. On behalf of the Board, I’d like to thank our shareholders for their continued confidence and support. In particular we thank those of you who have stood by the company through the many years of scientific development, regulatory challenges, and the substantial investments that have funded the Company’s ambition to revolutionize cellular medicine. Today as I stand before you, Mesoblast is at a defining and transformative point. Prior to 2025, the Company was exclusively focused on the research aspects of developing innovative cellular therapies, working to demonstrate the clinical benefits of each, and navigating the complex regulatory pathways necessary to bring these treatments to patients. Over many years, the Company’s efforts have required extraordinary perseverance, significant financial resources, and an unwavering belief in the potential of its technology. In fiscal 2026, among other things, we continued our development by: • Completing enrollment in the pivotal Phase 3 trial of rexlemestrocel-L to treat chronic low back pain; • We began enrollment in our registrational trial to expand Ryoncil® (remestemcel-L-rknd) to the adult population; and, • We continued our work on heart-related treatments. Commercially, the regulatory approval and availability of RYONCIL beginning in late fiscal 2025, allowed Mesoblast to take an important step forward. In fiscal 2026, we made additional commercial progress, with RYONCIL generating approximately US$115 million in net product sales. We are transitioning from a company whose value had been driven exclusively by its scientific progress and the potential of its clinical pipeline to one that must increasingly be focused on commercial execution, revenue generation, and financial performance. This transition represents both an extraordinary opportunity and a fundamental change in how Mesoblast operates, executes and measures its success. Scientific innovation will always remain at the heart of Mesoblast; however, our future success will be determined by our ability to: • Execute commercially; • Expand the product portfolio; • Navigate a dynamic regulatory framework; and, • Allocate and manage resources efficiently. The Board recognizes that this transition requires an intense focus on: • Operational excellence; • Disciplined capital allocation; and, • Financial accountability. Exhibit 99.3

Our priorities are clear: First, we must successfully commercialize our approved therapies, ensuring that patients who can benefit from these treatments have prompt access to them. This requires continuing investments in improved and more efficient manufacturing, supply chain, and distribution capabilities as well as the commercial infrastructure necessary to support sustainable growth. We learned a lot during our first full year of sales, but there is still much to learn and many improvements to be made in order to fully capitalize on our current commercial opportunity. Second, we must continue to invest in our robust product portfolio with an emphasis on those opportunities that offer defined clinical benefits, attractive commercial markets, and the potential to create meaningful shareholder value. Both our near and long-term pipelines offer significant potential for very material value creation. As we prioritize our opportunities, we will invest in those with the most potential both clinically and financially. We will make decisions to either retain assets independently or to seek strategic partners, as appropriate. Simply stated, we will take every action necessary to convert our development pipeline into approved commercially successful products. Third, we must maintain financial discipline. Allocating capital between commercial opportunities and a robust pipeline can be challenging. Our RYONCIL sales will supplement much of our clinical development, but the balance between commercial success and clinical development must be reconciled so Mesoblast can be successful on both fronts. Finally, we must remain firmly focused on delivering returns to you, our shareholders. You have provided the capital, patience, and confidence necessary to support Mesoblast through an exceptionally challenging development journey. We recognize that this commitment deserves more than scientific progress alone. You deserve a company capable of translating its scientific leadership into commercial success, sustainable financial performance, and long-term shareholder value. The challenges ahead are not insignificant and they must be met with rigor. As Chairman, I want to assure all shareholders that the Board is fully committed to overseeing the transition from a purely clinical company into a commercial successful company. The Board will hold itself and management accountable for execution in an effort to ensure that our strategic and financial decisions are aligned with the long-term interests of you, our shareholders. I would like to acknowledge our Chief Executive Officer, Dr. Silviu Itescu. Silviu’s vision, perseverance and relentless pursuit of transformative research has been essential in bringing Mesoblast to this stage. I thank our management team and our employees for their dedication, commitment and their willingness to embrace the challenges of both clinical development and commercialization. I would also like to thank my fellow directors for their contributions and our shareholders for their continued support. Specifically: • I’d like to recognize the many contributions and counsel of Bill Burns as a Director and Vice-Chair over the past thirteen years. Bill has continually lent his guidance and insight to both the Board and management; • I’d also like to thank Dr. Phil Krause for his time and effort in working with the Company to the successful commercial approval of RYONCIL; • I’d like to particularly thank Dr. Eric Rose for his contributions to the Board and his willingness to actively step in and assist the Company during very challenging times; • As part of the evolution of the Board, I am pleased to welcome Jon Voigtman, who is standing for election as a Director at today’s meeting, and, subject to shareholder approval, we look forward to Jon’s contribution as Mesoblast enters its next phase of growth. As we prepare for the next phase of Mesoblast’s evolution, we plan to add the necessary capabilities to both the Board and to management, required to take the Company successfully into the future. Specifically, our search for additional talent is focused on the twin goals of clinical success and commercial execution, both of which we are now held accountable. As we look ahead, our message is straightforward: Mesoblast has demonstrated the potential of its science. We must build on that scientific foundation, execute with discipline, and translate the opportunities before us into measurable commercial and financial results.

The Board is committed to ensuring that the next chapter of Mesoblast is characterized not only by continued innovation, but also by commercial achievement, financial strength, and the creation of lasting value for our shareholders. We plan to embrace the opportunities and challenges that lie ahead. Thank you all for your continued confidence in Mesoblast. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and X: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of

Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Rubenstein BlueDot Media Caroline Nelson Steve Dabkowski T: +1 703 489 3037 T: +61 419 880 486 E: cnelson@rubenstein.com E: steve@bluedot.net.au